SOMMER & SCHNEIDER LLP

21 ALFRED ROAD W

MERRICK, NEW YORK 11566

——————

Telephone (516) 729-9495

Herbert H. Sommer

Joel C. Schneider

January 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Tracie Towner
Staff Accountant

Re:	Urban AG. Corp.
Item 4.01 8-K
Filed December 20, 2013
File No.0-52327

Ladies and Gentlemen:

We write this letter on behalf of Urban AG. Corp. (the “Company”) in response to your Letter of Comment dated January 8, 2014, relating to the Company’s above referenced filing.

In response to your Letter of Comment, we have amended and filed the Company’s Form 8-K/A filed January 15, 2014. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

1.	In accordance with Item 304(a)(1)(ii) of Regulation S-K, we have revised paragraph 2 of the Company’s Form 8-K/A to read as follows:

“Other than an explanatory paragraph included in Harris F. Rattray CPA’s audit reports for the Company's fiscal year ended December 31, 2012 and 2011 relating to the uncertainty of the Company's ability to continue as a going concern, the audit reports of Harris F. Rattray CPA on the Company's financial statements for the last two fiscal years ended December 31, 2011 and 2012, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.”

  We have amended the 8-K to state that the Company’s board of directors approved the dismissal of Harris Rattray CPA, in accordance with Item(a)(1)(iii) of Regulation S-K.

  We have made several attempts to contact Harris Rattray to provide a letter addressed to the SEC, stating whether he agrees with the statements contained in the 8-K. As soon as we are able to contact Mr. Rattray, and upon receipt of such letter we will file a further amendment to the 8-K.

Securities and Exchange Commission

January 14, 2014

Lastly, we are providing herewith a letter from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your Letter of Comments dated January 8, 2014. If you have any additional comments, please address to them to me on behalf of the Company.

Very truly yours,

/s/ Joel C. Schneider

Joel C. Schneider

JCS/mr